EXHIBIT 20

                          NEWS RELEASE

                                             Modine Manufacturing Company
Release Date  Immediate Release                       1500 DeKoven Avenue
                                                    Racine, WI 53403-2552
Contact       Mick Lucareli

Telephone     262.636.8446
              m.b.lucareli@na.modine.com

Modine announces first quarter results
--------------------------------------

     RACINE, Wis., July 17, 2002 - Modine Manufacturing Company (NASDAQ: MODI) today reported net earnings of $10.4 million or $0.31 per fully diluted share and $272.6 million in revenue for the period ending June 26, 2002. Compared to the prior year, revenue decreased 2% and reported net earnings increased 2%.

     On a pro forma basis, Modine's net earnings declined 28% to $10.2 million from $14.2 million a year ago. Modine's actual results in the year ago period were adjusted to remove $3.1 million of pretax costs associated with the acquisition of Thermacore International and $1.4 million of pretax goodwill amortization expenses. In accordance with FAS 142, which was adopted in the current period, Modine no longer amortizes goodwill. The company is experiencing lower than expected severance costs relating to the restructuring plan announced in October 2001. As a result, Modine's current quarter results were positively affected by a $0.3 million pretax adjustment to the
company's restructuring accrual.   Excluding these one-time
items, Modine's pro forma earnings per share would have declined to $0.30 from $0.43 on a year-over-year basis.

     Modine's sales and earnings benefited from improved results in its North American Original Equipment segment. In this segment, the company's results were positively impacted by a modest sales increase in its off-highway business and strong improvement in the automotive area due primarily to the impact of new programs. However, this segment's results were affected by heavy-duty truck sales, which were up from the fourth fiscal quarter, but were flat against the prior year. Modine's net improvement in the North American Original Equipment segment was offset by weakness in its Distributed Products and European segments. Extremely difficult conditions in the electronics market and continued weak fundamentals in the vehicle aftermarket hampered Modine's Distributed Products' sales and earnings.
Sales and earnings in Modine's European segment were lower as a result of softer European automotive and heavy-duty truck markets.

     Modine continued to produce strong operating cash flow, generating $28.8 million in the first quarter versus $30.2 million in the year ago period. Management held capital expenditures to $8.3 million, down 37% from $13.2 million last year. Modine's balance sheet remained strong with $86.2 million in cash and a debt-to-capital ratio of 22.2%.
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Full Year Outlook
-----------------

     For the remainder of the year, Modine expects additional growth in its North American automotive sales and performance improvements in its off-highway and building HVAC areas. Modine expects heavy-duty truck production volumes to decline significantly in the second half of the year from current production levels as a result of pre-buying activity, which is being driven by the new emission regulations scheduled to take effect in October. The recently announced new business with Kenworth will help partially offset this reduction. In the construction, industrial, and electronics markets, Modine forecasts little improvement. Lastly, the company believes that vehicle aftermarket fundamentals will remain challenging. As a result, Modine expects that fiscal 2003 earnings per share will be in line with its fiscal 2002 pro forma results. The company estimates fiscal 2002 pro forma earnings per share to be $1.02. This estimate includes the $0.88 per share pro forma results reported at year-end plus a $0.14 per share effect related to the elimination of goodwill amortization in accordance with FAS 142. Modine expects operating cash flow to remain strong again in fiscal 2003, falling below the prior year's record level, but more than sufficient to meet all funding requirements and further strengthen the company's balance sheet.

First Quarter Webcast
---------------------

     On July 18, 2002 Modine will hold an audio webcast at 9:00 a.m. (EDT) with the executive management team to discuss additional details regarding the company's performance for the quarter and other forward-looking information. The session may be accessed at www.modine.com. The webcast will be available for replay through the close of business on August 8, 2002.

     Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine products are used in light, medium and heavy-duty vehicles, HVAC (heating, ventilating, air conditioning) equipment, industrial equipment, refrigeration systems, fuel cells, and electronics. Modine can be found on the Internet at www.modine.com.
                            --------------

     This news release contains forward-looking statements that involve assumptions, risks, and uncertainties, and Modine's actual results, performance, or achievements may differ materially from those expressed or implied in these statements.
A detailed discussion of factors that could affect Modine's results are on page 14 of the company's fiscal 2002 Annual Report to Shareholders and in other public filings with the U.S. Securities and Exchange Commission. Modine does not assume any obligation to update any of these forward-looking statements.






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Modine Manufacturing Company
Consolidated statements of earnings for the periods ended
June 26, 2002 and 2001 (unaudited)

                                (In thousands, except per-share amounts)
------------------------------------------------------------------------
                                                     Three months
                                                     ended June 26
                                                    2002        2001
------------------------------------------------------------------------
Net sales                                         $272,620    $279,452
Cost of sales                                      203,740     206,668
                                                  ----------------------
     Gross profit                                   68,880      72,784
Selling, general, & administrative expenses         53,306      56,521
Restructuring charges                                 (309)          0
                                                  ----------------------
     Income from operations                         15,883      16,263
Interest (expense)                                  (1,665)    (2,065)
Other income - net                                   1,744       2,716
                                                  ----------------------
     Earnings before income taxes                   15,962      16,914
Provision for income taxes                           5,577       6,696
                                                  ----------------------
     Net earnings                                 $ 10,385    $ 10,218
                                                  ======================

Net earnings as a percent of net sales                3.8%       3.7%
Net earnings per share of common stock:
    Basic                                            $0.31       $0.31
    Assuming dilution                                 0.31        0.31
Weighted average shares outstanding:
    Basic                                           33,583      32,884
    Assuming dilution                               33,842      33,198
Net cash provided by operating activities          $28,790     $30,184
 Earnings before interest expense, income taxes,
       depreciation, and amortization expense      $31,004     $33,067
 Dividends paid per share                           $0.125       $0.25

Comprehensive earnings/(loss), which represents net earnings adjusted by the change in foreign-currency translation and minimum pension liability recorded in shareholders' equity, for the periods ended June 26, 2002 and 2001, respectively, were $14,874 and ($1,862) for 3 months.













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Consolidated condensed balance sheets (unaudited)

                                                          (In thousands)
------------------------------------------------------------------------
                                         June 26, 2002    March 31, 2002
Assets
------
Cash and cash equivalents                  $ 86,196         $ 75,402
Trade receivables - net                     171,958          162,462
Inventories                                 125,161          121,663
Other current assets                         40,685           46,443
                                           -----------------------------
    Total current assets                    424,000          405,970
                                           -----------------------------
Property, plant, and equipment - net        344,062          340,388
Other noncurrent assets                     159,130          156,686
                                           -----------------------------
    Total assets                           $927,192         $903,044
                                           =============================
Liabilities
-----------
Debt due within one year                   $  3,395         $ 10,756
Accounts payable                             80,048           80,112
Other current liabilities                    88,708           80,636
                                           -----------------------------
    Total current liabilities               172,151          171,504
                                           -----------------------------
Long-term debt                              147,385          139,654
Deferred income taxes                        35,689           35,127
Other noncurrent liabilities                 42,451           40,760
                                           -----------------------------
    Total liabilities                       397,676          387,045
                                           -----------------------------
Shareholders' equity                        529,516          515,999
--------------------                       -----------------------------
    Total liabilities & shareholder's
      equity                               $927,192         $903,044
                                           =============================

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